5/A
1
<SROS>NYSE
<REPORTING-OWNER>
  0001070896
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Getty Images, Inc.
  0001047202
  <IRS-NUMBER>98-0177556
</SUBJECT-COMPANY>
<PERIOD>12/31/00
5/A
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Getty, Mark
   601 North 34th St


   Seattle, WA 98103
2. Issuer Name and Ticker or Trading Symbol
   Getty Images, Inc. (GYI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
   02/14/01
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Chairman & Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     622,602        I  by Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to$10.00                                                                                  07/02/06
 buy)
Employee Stock Option (Right to$13.32                                                                                  11/03/08
 buy)
Employee Stock Option (Right to$16.10                                                                                  07/02/06
 buy)
Employee Stock Option (Right to$20.91                                                                     02/01/99     02/09/08
 buy)
Employee Stock Option (Right to$30.32          04/28/00       A         400,000                           04/28/01 (2) 04/28/10
 buy) (1)
Employee Stock Option (Right to$20.91                                                                                  02/09/08
 buy).
Non-Qualified Stock Option     $19.07                                                                     10/22/00     10/22/09
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock Option (Right to          Common Stock                   615,990                   615,990       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   100,000                   100,000       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   307,995                   307,995       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   75,000                    75,000        D   Direct
 buy)
Employee Stock Option (Right to04/28/00  Common Stock                   400,000                   400,000       D   Direct
 buy) (1)
Employee Stock Option (Right to          Common Stock                   500,000                   500,000       D   Direct
 buy).
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
The Form 5 filed on February 14, 2001 incorrectly reported the option grant date  as 5/24/00,  the exercise price as $28.63, the dat
e exercisable as 5/24/01 and the expiration date as 5/24/10.  The information as now listed in Table II on this Form 5 is correct.

(2)
This option vests as to 25% on April 28, 2001 and the remainder vests ratably on the first day of each month thereafter over the fol lowing three years.

SIGNATURE OF REPORTING PERSON
/S/ By: Jeff Beyle
    For: Mark Getty
DATE 12/19/02